UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$10,426,250	100%	$10,426,250	$1,194.85(1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $30,770.01 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remains unused. $1,194.85 of that amount is being offset against the registration fee for this offering and $29,575.16 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-178202

The notes are being issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$10,426,250.00
Underwriting discount	$0.20	$208,525.00
Proceeds, before expenses, to SEK	$9.80	$10,217,725.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February 23, 2012

1,042,625 Units

$10 principal amount per unit

Term Sheet No. 16

CUSIP No. 01019A377

Pricing Date: February 23, 2012

Settlement Date: March 1, 2012

Maturity Date: April 30, 2013

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-Index - Excess ReturnSM

Maturity of approximately 14 months

3-to-1 upside exposure to increases in the Index, subject to a capped return of 17.50%

1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

All payments at maturity subject to the credit risk of SEK

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

Enhanced Return

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Summary

The Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return due April 30, 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. They will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (the “Index”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4, dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000090342311000577/sec-424b3_1128.htm

▪	Prospectus and prospectus supplement, each dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000110465911066385/a11-30399_1f3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to SEK.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return (Bloomberg symbol: “DJUBSAG”).
Starting Value:	78.3527
Ending Value:

The closing level of the Market Measure on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page P-15 of product supplement ARN-4.

Capped Value:	$11.75 per unit of the notes, which represents a return of 17.50% over the Original Offering Price.
Calculation Day:	April 23, 2013.
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-15.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forego the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.75. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and the term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and the Capped Value of $11.75 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.75	(2)	17.50%
108.00		8.00%	$11.75		17.50%
110.00		10.00%	$11.75		17.50%
118.00		18.00%	$11.75		17.50%
120.00		20.00%	$11.75		17.50%
130.00		30.00%	$11.75		17.50%
140.00		40.00%	$11.75		17.50%
150.00		50.00%	$11.75		17.50%

(1)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 78.3527, which was the closing level of the Market Measure on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value:	100
Ending Value:	80

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 103, or 103% of the Starting Value:

Starting Value:	100
Ending Value:	103

$10 +	[	$10 × 300% ×	(103 – 100)	]	= $10.90 Redemption Amount per unit
100

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.75 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” section beginning on page P-4 of product supplement ARN-4, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the SEC on March 28, 2011 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.

▪

The price at which you may sell the notes in any secondary market may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing of the notes, as described on page TS-15 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

The business, hedging and trading activities of MLPF&S and its affiliates (including trades in components included in the Index) and any hedging and trading activities that MLPF&S or its affiliates engage in for their clients’ accounts may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	Ownership of the notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪	Your notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material Summary Tax Consequences” below and “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

In addition to these risk factors, it is important to bear in mind that the notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index commodities.

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index and not to the spot prices of the Index commodities and an investment in the notes is not the same as buying and holding the Index commodities. While price movements in the futures contracts included in the Index may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for those commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index commodities may not result in an increase in the prices for the futures contracts included in the Index or the level of the Index.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

The prices for those futures contracts and the level of the Index may decrease while the spot prices of the Index commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index commodities relative to their current prices may decrease the Redemption Amount and the value of the notes.

In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

The notes include the risk of concentrated positions in the agriculture sector.

Because the physical commodities underlying the exchange-traded futures contracts included in the Index are heavily concentrated in a single sector, agriculture, an investment in the notes may therefore carry risks similar to a concentrated investment in the agriculture sector, and will be less diversified than securities linked to broader range of commodities. Market prices for the futures contracts included in the Index and the underlying agricultural physical commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand, floods, drought and freezing conditions, government policies and actions, and planting decisions. In addition, technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities. These factors may adversely affect the level of the Index, and therefore, the value of the notes.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the notes into consideration at any time.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

The notes are linked to the Dow Jones-UBS Agriculture Sub-IndexSM — Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM – Total Return.

The Dow Jones-UBS Agriculture Sub-IndexSM — Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Agriculture Sub-IndexSM — Total Return is a total return index, which, in addition to reflecting the same returns of the Dow Jones-UBS Agriculture Sub-IndexSM — Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-UBS Agriculture Sub-IndexSM — Excess Return and not the Dow Jones-UBS Agriculture Sub-IndexSM — Total Return, the Redemption Amount will not reflect this total return feature.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth on page P-14 of product supplement ARN-4:

A “Market Measure Business Day” means a day on which the level of the Index or any successor thereto is determined and published.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its makeup, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities (the “Index Sponsors) as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of the Market Measure” beginning on page P-15 of product supplement ARN-4. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a sub-index of the Dow Jones-UBS Commodity IndexSM — Excess Return and measures the performance of an investment in certain agriculture-related futures contracts over time. The Index is a proprietary index established on July 7, 2005 to provide a benchmark for agriculture-related commodities investments. The Index is currently comprised of futures contracts (the “Index Components”) on seven agriculture-related physical commodities: soybeans, corn, wheat, sugar, soybean oil, coffee, and cotton (the “Index Commodities”). The Index Commodities currently trade on U.S. exchanges.

The current weights as of the pricing date for the Index Commodities are as follows:

Index Commodity	Weighting as of February 23, 2012
Soybeans	24.38%
Corn	21.37%
Wheat	16.33%
Sugar	12.87%
Soybean Oil	11.55%
Coffee	7.52%
Cotton	5.97%

The Index is calculated using the same methodology as the Dow Jones-UBS Commodity IndexSM — Excess Return. However, the Index only references the Index Commodities and their respective weightings in the Index. The Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”) is described more fully below.

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM — Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM — Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The Index is a proprietary index that provides a benchmark for commodities investments. The Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 20 commodities selected for 2012 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, WTI crude oil and zinc. The Index commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contracts for Each Index Commodity.” The actual Index commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for those Index commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.25%	LME	25 metric tons
Brent Crude Oil	Brent Crude Oil $/barrel	5.14%	ICE	100 metric tons
Coffee	Coffee “C” cents/pound	2.46%	NYBOT	37,500 lbs
Copper(2)	Copper cents/pound	7.69%	COMEX	25,000 lbs
Corn	Corn cents/bushel	6.54%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	1.92%	NYBOT	50,000 lbs
Gold	Gold $/troy oz.	10.41%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.40%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.21%	CME	40,000 lbs
Live Cattle	Live Cattle	3.83%	CME	40,000 lbs
	cents/pound
Natural Gas	Henry Hub Natural Gas $/mmbtu	8.59%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.83%	LME	6 metric tons
Silver	Silver cents/troy oz.	3.17%	COMEX	5,000 troy oz.
Soybean Oil	Soybean Oil cents/pound	3.31%	CBOT	60,000 lbs

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Soybeans	Soybeans cents/bushel	7.01%	CBOT	5,000 bushels
Sugar	World Sugar No. 11 cents/pound	3.77%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.52%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	5.22%	CBOT	5,000 bushels
WTI Crude Oil	Light, Sweet Crude Oil $/barrel	9.25%	NYMEX	1,000 barrels
Zinc	Special High Grade Zinc	3.49%	LME	25 metric tons

(1)	Reflects the approximate weightings as of January 31, 2012 of the twenty commodities currently included in the Index.

(2)

The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of January 31, 2012 are as follows:

Commodity Group	Commodities	As of January 31, 2012(1)
Agriculture	Coffee Corn Cotton Soybeans Soybean Oil Sugar Wheat	30.23%
Energy	Brent Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB) WTI Crude Oil	29.89%
Industrial Metals	Aluminum Copper Nickel Zinc	20.26%
Livestock	Lean Hogs Live Cattle	6.04%
Precious Metals	Gold Silver	13.58%

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Index Multipliers

The following is a list of the Index commodities included in the Index for 2012, as well as their respective Commodity Index Multipliers for 2012:

Index Commodity	2012 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.122001240
Brent Crude Oil	2.018463730
Coffee	49.718288270
Copper	88.137951720
Corn	44.427643590
Cotton	89.420009330
Gold	0.259614930
Heating Oil	48.394800460
Lean Hogs	107.921951210
Live Cattle	129.475993150
Natural Gas	148.928960410
Nickel	0.005894520
Silver	4.137722700
Soybeans	25.375818920
Soybean Oil	282.740858840
Sugar	691.631070700
Unleaded Gasoline	52.809861150
Wheat	34.038931390
WTI Crude Oil	4.079212650
Zinc	0.072232310

Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

▪	No single commodity may constitute more than 15% of the Index;

▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

The following graph shows the monthly historical performance of the Index in the period from January 2007 through January 2012. We obtained this historical data from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg L.P. On the pricing date, the closing level of the Index was 78.3527.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

We have entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the notes.

“Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM — Excess Return” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by the issuer for certain purposes. The notes are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the notes.

The license agreement provides that the following language must be set forth in this document:

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Agriculture Sub-IndexSM — Excess Return”, “Dow Jones-UBS Commodity IndexSM — Excess Return” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by us for certain purposes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, UBS AG,

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

UBS Securities, CME Indexes or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to us or the notes. Dow Jones, UBS Securities and CME Indexes have no obligation to take our needs or the owners of the notes into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity IndexSM - Total Return), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and notes.

This document relates only to notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this document regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the notes. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND US, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with the initial offering of the notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Role of MLPF&S and Other Provisions

MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General” beginning on page P-4 of product supplement ARN-4 and “Use of Proceeds and Hedging” on page P-22 of product supplement ARN-4.

Validity of the Notes

In the opinion of Cleary Gottlieb Steen & Hamilton LLP, when the notes offered by this term sheet have been executed and issued by SEK and authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be legal, valid and binding obligations of SEK, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this term sheet and is limited to matters governed by the federal laws of the United States of America and the laws of the State of New York. With respect to matters governed by the law of Sweden, including the valid existence of SEK, its corporate power to issue the notes and its due authorization of all necessary action in connection with such issuance and its performance of related obligations including execution and delivery, we have relied on the opinion dated November 28, 2011 of Advokatfirma Vinge KB, Swedish counsel to SEK, which has been filed as exhibit number 5(a) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents and our reliance on SEK and other sources as to certain factual matters, as stated in the opinion dated November 28, 2011, which has been filed as exhibit number 5(b) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a currency other than U.S. dollars. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Agriculture Sub-IndexSM – Excess Return, due April 30, 2013

Material Summary Tax Consequences

You should read carefully the discussion under the section entitled “Material U.S. Federal Income Taxation Considerations” beginning on page P-19 of product supplement ARN-4.

An investment in the notes includes the following U.S. federal income tax consequences:

▪

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Market Measure.

▪

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement ARN-4) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity, and will not be required to recognize current income prior to maturity or prior to such sale or exchange. Capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪

There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes. Accordingly, no assurance can be given that the IRS or any court will agree with this characterization and tax treatment. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. In addition, proposed changes in law or administrative guidance (including changes with respect to the taxation of derivatives contracts and commodities positions) could materially affect the tax treatment of the notes. As a result, the timing and character of income on the notes could differ materially from the above description. For example, it is possible that a holder of the notes could be required to accrue income over the term of the notes and/or recognize ordinary gain or loss upon maturity of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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